UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)  July 25, 2024

CAPITAL BANCORP, INC.
(Exact name of registrant as specified in its charter)

Maryland	001-38671	52-2083046
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

2275 Research Boulevard, Suite 600, Rockville, Maryland	20850
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (301) 468-8848

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

 Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	CBNK	NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§ 240.12b–2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

As previously announced, on March 27, 2024, Capital Bancorp, Inc., a Maryland corporation (“CBNK”), and Integrated Financial Holdings, Inc., a North Carolina corporation (“IFH”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and conditions therein, IFH will merge with and into CBNK (the “Merger”), with CBNK continuing as the surviving corporation in the Merger. Following the Merger, West Town Bank & Trust (“West Town Bank”), a state bank chartered under the laws of Illinois and wholly owned subsidiary of IFH, will merge with and into Capital Bank, N.A. (“Capital Bank”), a national banking  association and wholly owned subsidiary of CBNK, with Capital Bank as the surviving bank. The Merger Agreement was unanimously approved by the board of directors of CBNK and IFH. The Merger is described in the joint proxy statement/prospectus, which forms a part of a registration statement on Form S-4 that was filed by CBNK with the Securities and Exchange Commission (the “SEC”) on May 31, 2024, and amended on June 21, 2024 (the “joint proxy statement/prospectus”). On or about June 28, 2024, CBNK mailed the joint proxy statement/prospectus to CBNK’s shareholders in connection with the special meeting of its shareholders scheduled to be held on August 15, 2024, at which its shareholders will consider and vote upon, among other things, a proposal to approve the Merger Agreement and the transactions contemplated therein, including the Merger. Similarly, on or about June 28, 2024, IFH mailed the joint proxy statement/prospectus to IFH’s shareholders in connection with the annual meeting of its shareholders scheduled to be held on August 15, 2024, at which its shareholders will consider and vote upon, among other things, a proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. This Current Report on Form 8-K provides certain additional information regarding the Merger.

On June 20, 2024, a law firm representing a purported IFH shareholder sent a demand letter (the “First IFH Demand Letter”) to Wyrick Robbins Yates & Ponton LLP (“Wyrick”) and Squire Patton Boggs LLP (“SPB”), legal counsel for IFH and CBNK, respectively. The First IFH Demand Letter alleges that the joint proxy statement/prospectus omitted material information with respect to the Merger and seeks corrective disclosures in an amendment or supplement to the joint proxy statement/prospectus.

On June 21, 2024, a law firm representing another purported IFH shareholder sent a demand letter (the “Second IFH Demand Letter” and, together with the First IFH Demand Letter, the “IFH Demand Letters”) to Wyrick alleging that the joint proxy statement/prospectus failed to disclose material information regarding the Merger and seeking additional disclosures in an amendment or supplement to the joint proxy statement/prospectus.

On July 11, 2024, a law firm representing a purported CBNK shareholder sent a demand letter (the “First CBNK Demand Letter”) to SPB alleging that the joint proxy statement/prospectus failed to disclose material information regarding the Merger and seeking additional disclosures in an amendment or supplement to the joint proxy statement/prospectus.

On July 15, 2024, a law firm representing another purported CBNK shareholder sent a demand letter (the “Second CBNK Demand Letter” and together with the First CBNK Demand Letter, the “CBNK Demand Letters”) to SPB alleging that the joint proxy statement/prospectus failed to disclose material information regarding the Merger and seeking additional disclosures in an amendment or supplement to the joint proxy statement/prospectus.

The IFH Demand Letters and the CBNK Demand Letters are hereinafter collectively referred to as the “Demand Letters.”

The parties to the Merger continue to believe that the demands for supplemental corrective and/or additional disclosure are entirely without merit and that no further disclosure is required by applicable rule, statute, regulation or law beyond that already contained in the joint proxy statement/prospectus. However, to avoid the risk that the Demand Letters and the demands therein may delay or otherwise adversely affect the consummation of the Merger and to minimize the expense of defending any potential lawsuit that may arise as a result of the Demand Letters, the parties to the Merger have determined that they will voluntarily make certain supplemental disclosures in the joint proxy statement/prospectus related to the proposed Merger set forth below (the “Supplemental Disclosures”). Nothing in this Current Report shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the Supplemental Disclosures set forth herein.

The information contained herein and in the Supplemental Disclosures supplement and should be read in conjunction with the joint proxy statement/prospectus, which should be read in its entirety, along with periodic reports and other information CBNK has filed with the SEC. To the extent that the information set forth herein differs from or updates information contained in the joint proxy statement/prospectus, the information set forth herein shall supersede or supplement the information in the joint proxy statement/prospectus. All page references below are to pages in the joint proxy statement/prospectus, and terms used below, unless otherwise defined herein, have the meanings given to such terms in the joint proxy statement/prospectus.

SUPPLEMENTAL DISCLOSURES TO THE JOINT PROXY STATEMENT/PROSPECTUS

1.          The disclosure under the heading “The Merger–Opinion of IFH’s Financial Advisor–Material Financial Analyses” and the subheading “Selected Companies Analysis.” is hereby amended by deleting the table of companies following the first paragraph of this subsection on page 101 of the joint proxy statement/prospectus and replacing it with the following:

Companies	Price / Tangible Book Value	Price/ Tangible Book Value (excluding AOCI)	Price / Last-twelve-months earnings per share
Potomac Bancshares Inc.	89	80	8.2
New Peoples Bankshares Inc	92	78	8.3
Oxford Bank Corporation	98	91	6.2
Peoples Financial Corp.	105	67	7.9
Oregon Pacific Bancorp	91	78	5.6
Pioneer Bankcorp Inc.	89	79	6.2
Merchants & Marine Bancorp	90	76	9.8
Mountain Pacific Bancorp	106	103	8.3
Mission Valley Bancorp	86	80	6.2
Southeastern Banking Corp.	87	76	5.7
SVB & T Corp.	75	70	8.0
Oconee Financial Corp.	87	69	5.6
FinWise Bancorp	80	80	7.5
Redwood Capital Bancorp	89	78	5.8
Equitable Financial Corp.	74	74	12.3
Century Financial Corp.	96	87	6.1
Oregon Bancorp Inc.	68	67	13.9

2.          The disclosure under the heading “The Merger–Opinion of IFH’s Financial Advisor–Material Financial Analyses” and the subheading “Selected Transaction Analysis.” is hereby amended by deleting the list of transactions following the first paragraph of this subsection on page 102 of the joint proxy statement/prospectus and replacing it with the following:

Buyer	Target	Announcement Date	Deal value/ tangible common equity	Deal value/ tangible common equity (excluding AOCI)	Deal value/ last-twelve- months net income	Premium to core deposits
Dogwood State Bank	Community First Bancorporation	02/01/2024	110	92	14.2	2.0
First Financial Corp.	Simply Bank	11/13/2023	132	105	9.0	3.6
Old National Bancorp	CapStar Financial Holdings Inc	10/26/2023	106	89	9.5	0.7
Glacier Bancorp Inc.	Community Financial Grp (Spokane WA)	08/08/2023	165	117	11.6	5.6
Atlantic Union Bankshares Corp.	American National Bankshares	07/25/2023	185	152	13.3	8.5
First Mid Bancshares	Blackhawk Bancorp Inc.	03/21/2023	138	90	6.6	2.2

3.          The disclosure under the heading “The Merger–Opinion of IFH’s Financial Advisor–Material Financial Analyses” and the subheading “Discounted Cash Flow Analysis.” is hereby amended by deleting the first full paragraph of this subsection on page 103 of the joint proxy statement/prospectus and replacing it with the following:

Raymond James performed a discounted cash flow analysis of IFH to estimate an illustrative range for the implied equity value of IFH, on a standalone basis.  In this analysis, Raymond James used projections for IFH on a standalone basis, which projections were provided by IFH management and approved for the use of Raymond James.  The range of values was derived by adding (i) the present value of the estimated excess cash flows that IFH could generate over the period from December 31, 2023 through December 31, 2028 and (ii) the present value of the implied terminal value at the end of such period.  Raymond James assumed that IFH, on a standalone basis, would maintain a tangible common equity to tangible assets ratio of 10.00% and would retain sufficient earnings to maintain that level.  Raymond James applied multiples, ranging from 8.0x to 10.0x, to calendar year 2028 adjusted earnings in order to derive a range of terminal values for IFH in 2028.  Raymond James arrived at this range by using the median of the selected companies’ price to last-twelve-months earnings per share and the median of selected transactions price to last twelve months net income of 7.5x and 10.6x respectively.

4.          The disclosure under the heading “The Merger–Opinion of IFH’s Financial Advisor–Material Financial Analyses” and the subheading “Discounted Cash Flow Analysis.” is hereby amended by deleting the first three sentences of the second full paragraph of this subsection on page 103 of the joint proxy statement/prospectus and replacing it with the following:

For IFH, Raymond James used discount rates ranging from 17.0% to 19.0%. Raymond James arrived at its discount rate range by using the 2022 Duff & Phelps Valuation Handbook to estimate IFH’s discount rate at approximately 18.1% and then added 0.9% to get the high of that range and subtracted 1.1% to get the low of that range of estimated discount rates.

5.       The disclosure under the heading “Description of the Merger–Opinion of IFH’s Financial Advisor–Material Financial Analyses” and the subheading “Additional Considerations.” is hereby amended by deleting the fourth paragraph on page 104 of the joint proxy statement/prospectus and replacing it with the following:

During the two years preceding the date of Raymond James’ written opinion to IFH pertaining to the merger with CBNK, Raymond James provided investment banking advisory services to IFH in connection with its proposed, and subsequently terminated, merger with MVB Financial Corp., for which Raymond James received a fairness opinion fee of $350,000 upon delivery of that opinion. During the two years preceding the date of Raymond James’ written opinion to IFH pertaining to the merger with CBNK, Raymond James provided fixed income related trading services to CBNK, for which Raymond James received fees of approximately $44,000. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to IFH, CBNK or their subsidiaries or affiliates in the future, for which Raymond James may receive compensation.

6.       The disclosure under the heading “Description of the Merger–Opinion of IFH’s Financial Advisor–Material Financial Analyses” and the subheading “Additional Considerations.” is hereby amended by deleting the fifth paragraph on page 104 of the joint proxy statement/prospectus and replacing it with the following:

For services rendered in connection with the delivery of its opinion dated March 27, 2024, IFH paid Raymond James a customary investment banking fee of $350,000 upon delivery of its opinion.  IFH will also pay Raymond James a fee for advisory services in connection with the merger, a substantial portion of which is contingent upon the closing of the merger.  The $350,000 fee paid upon delivery of the Raymond James opinion will be deducted from and credited against any advisory fee payable upon completion of the transaction. The amount of the advisory fee, prior to crediting the $350,000 fee paid upon delivery of the Raymond James opinion, is equal to the greater of approximately $1.2 million or a percentage of the final transaction value as calculated immediately prior to closing based on the following schedule: one and three-eighths percent (1.375%) of transaction value equal to or less than $105,000,000 (“Tier 1 Fee”); for transactions with transaction value between $105,000,000 and $134,999,999, the amount of the fee is equal to the sum of the Tier 1 Fee plus two and one-quarter percent (2.25%) of the incremental transaction value in excess of $105,000,000 and less than or equal to $134,999,999; for transactions with transaction value greater than $134,999,999, the amount of the fee is equal to the sum of the Tier 1 Fee plus two and one-half percent (2.50%) of incremental transaction value in excess of $105,000,000. IFH also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and has agreed to indemnify Raymond James against certain liabilities that could arise out of its engagement.

7.         The disclosure under the heading “The Merger–Opinion of CBNK’s Financial Advisor” and the subheading “Discounted Cash Flow Analysis—Counterparty” is hereby amended by deleting the last sentence of the first full paragraph on page 93 of the joint proxy statement/prospectus and replacing it with the following:

Stephens considered discount rates from 12.0% to 16.0% implied by the comparable public companies of the Company outlined in the section entitled “Relevant Public Company Analysis – Company”. Using the CAPM methodology, Stephens calculated the range of discount rates by applying the KBW Regional Bank Index 2-year levered beta relative to the S&P 500 as of March 26, 2024. Stephens considered the equity risk premium and size-based premium as outlined in the Kroll 2023 Valuation Handbook and the risk-free rate based on the 30-day average U.S. 30-year treasury rate of 4.4% as of March 26, 2024.

8.         The disclosure under the heading “The Merger–Opinion of CBNK’s Financial Advisor” and the subheading “Discounted Cash Flow Analysis—Counterparty” is hereby amended by adding the following after the first full paragraph on page 93 of the joint proxy statement/prospectus:

Management of the Company discussed with Stephens that for capital planning purposes management viewed a 9.0% tangible common equity to tangible asset ratio as an appropriate level of capitalization for the Company and that management of the Company believed that a 9.0% tangible common equity to tangible asset ratio is also viewed by investors as an appropriate level of capitalization. For purposes of developing this discounted cash flow analysis, management of the Company authorized Stephens to assume that additional annual dividend payments would be made from September 2024 to December 2028 to the extent that estimated earnings and capital would result in the ratio of tangible common equity to tangible assets exceeding 9.0%.

The following table summarizes the forecasted free cash flows for the Counterparty that Stephens calculated by adding (i) the net present value of projected annual dividend payments, including projected additional dividends for earnings and excess capital (if any) above a tangible common equity (after adjusting for the ($21.6) million Pre-Closing Distribution of the equity interest in Dogwood State Bank and an estimated after-tax litigation settlement of ($0.3) million) to tangible asset ratio of 9.0% from September 2024 to December 2028, and (ii) the present value of the Counterparty’s implied standalone terminal value at the end of such period:

Discounted Cash Flow Analysis Counterparty: Without Synergies

Discounted Cash Flow: Without Synergies	Actuals	To Close	Projections
$ in thousands	12/31/2023	9mons. 9/24	3mons. 12/24	Year 12/25	Year 12/26	Year 12/27	Year 12/28	Year 12/29
Tangible Assets (TA)(1)	$529,384	$537,466	$547,457	$590,359	$636,422	$687,311	$740,757

Tangible Common Equity (TCE) Build:
Beginning Tangible Common Equity:		$82,152	$48,372	$49,271	$53,132	$57,278	$61,858
Plus: Net Income		6,265	1,917	8,510	9,636	11,792	12,437	13,369
Plus: After tax Interest on Distributed Cash Flows (5.25% cost of cash)		-	(186)	(785)	(965)	(1,172)	(1,440)	(1,695)
Less: Dividends		-	-	-	-	-	-
Less: Additional Dividends (TCE excess over 9.0%)		(18,668)	(998)	(4,529)	(5,189)	(6,703)	(6,408)
Less: After-tax Litigation Settlement Impact		(315)	-	-	-	-	-
Less: Pre-Deal Dogwood Distribution		(21,560)	-	-	-	-	-
Plus: Amortization of Intangibles		498	166	664	664	664	221
End of Period Tangible Common Equity	$82,152	$48,372	$49,271	$53,132	$57,278	$61,858	$66,668
End of Period TCE / TA	15.5%	9.0%	9.0%	9.0%	9.0%	9.0%	9.0%

Discounted Cash Flow:
Capital Outflows / (Contributions) for Earnings and Excess Capital Above a Tangible Common Equity to Tangible Asset Ratio of 9.0%		$18,668	$998	$4,529	$5,189	$6,703	$6,408
Terminal Value (Year 12/29 Net Income + Interest on Cash Flows and 8.0x Terminal Multiple)							93,390
Free Cash Flows without Synergies		$18,668	$998	$4,529	$5,189	$6,703	$99,798
Net Present Value (NPV) assuming a 16.0% Discount Rate		16,699	860	3,364	3,323	3,701	47,476
Total Net Present Value		75,423
Divided by Fully Diluted Shares(2)		2,424
Total Net Present Value per share		$31.11

Source: S&P Global Market Intelligence, CBNK Management Guidance.

(1)	Tangible Assets (TA) includes the impact of the Pre-Deal Dogwood distribution and litigation settlement impact.
(2)	Common shares outstanding at 3/12/2024 plus the amount of dilutive shares that are projected to be issued from rolled options.

Discounted Cash Flow Analysis Counterparty: With Synergies

Discounted Cash Flow: With Synergies	Actuals	To Close	Projections
$ in thousands	12/31/2023	9mons. 9/24	3mons. 12/24	12/31/2025	12/31/2026	12/31/2027	12/31/2028	12/31/2029
Tangible Assets (TA)(1)	$529,384	$535,288	$545,279	$588,180	$634,244	$685,133	$738,578

Tangible Common Equity (TCE) Build:
Beginning Tangible Common Equity:		$82,152	$48,176	$49,075	$52,936	$57,082	$61,662
Plus: Net Income		6,265	1,917	8,510	9,636	11,792	12,437	13,369
Plus: After tax Interest on Distributed Cash Flows (5.25% cost of cash)		-	(166)	(720)	(1,122)	(1,549)	(2,034)	(2,505)
Plus: After tax Synergies		-	333	5,493	5,658	5,827	6,002	6,182
Less: Dividends		-	-	-	-	-	-
Less: Additional Dividends (TCE excess over 9.0%)		(16,685)	(1,351)	(10,087)	(10,690)	(12,154)	(11,816)
Less: After-tax Litigation Settlement Impact		(315)	-	-	-	-	-
Less: Pre-Deal Dogwood Distribution		(21,560)	-	-	-	-	-
Less: After-tax Repurchase Reserves		(2,178)	-	-	-	-	-
Plus: Amortization of Intangibles		498	166	664	664	664	221
End of Period Tangible Common Equity	$82,152	$48,176	$49,075	$52,936	$57,082	$61,662	$66,472
End of Period TCE / TA	15.5%	9.0%	9.0%	9.0%	9.0%	9.0%	9.0%

Discounted Cash Flow:
Capital Outflows / (Contributions) for Earnings and Excess Capital Above a Tangible Common Equity to Tangible Asset Ratio of 9.0%		$16,685	$1,351	$10,087	$10,690	$12,154	$11,816
Terminal Value (Year 12/29 Net Income + Interest on Cash Flows + Synergies and 8.0x Terminal Multiple)							136,370
Free Cash Flows with Synergies		$16,685	$1,351	$10,087	$10,690	$12,154	$148,186
Net Present Value (NPV) assuming a 16.0% Discount Rate		14,926	1,164	7,493	6,846	6,710	70,496
Total Net Present Value		107,634
Less: After-tax Transaction Expenses		(8,727)
Adjusted Total Net Present Value		$98,907
Divided by Fully Diluted Shares(2)		2,424
Total Net Present Value per share		$40.80

Source: S&P Global Market Intelligence, CBNK Management Guidance.

(1)	Tangible Assets (TA) includes the impact of the Pre-Deal Dogwood distribution, litigation settlement impact, and repurchase reverses.
(2)	Common shares outstanding at 3/12/2024 plus the amount of dilutive shares that are projected to be issued from rolled options.

9.          The disclosure under the heading “The Merger–Opinion of CBNK’s Financial Advisor– Relevant Public Company Analysis – Counterparty” is hereby amended by deleting the table beginning on page 90 of the joint proxy statement/prospectus and replacing it with the following:

													Price /
Company	Ticker	Total Assets ($M)	TCE/ TA (%)	Loans/ Deposits (%)	NIB / Total Deposits (%)	NPAs/ Assets(1) (%)	Cost of Deposits (%)	Fee Inc./ Op. Rev. (%)	Effic. Ratio (%)	LTM Core(2) ROAA (%)	LTM Core(2) ROATCE (%)	Market Cap ($M)	Tangible Book Value (x)	MRQ EPS (x)	LTM EPS (x)	Div. Yield (%)
Peoples Financial Corporation	PFBX	$798	8.6	34.6	25.4	0.03	0.82	21.5	69.2	1.04	15.4	$72	1.05	10.5	7.9	2.3
OptimumBank Holdings, Inc.	OPHC	$791	8.8	106.1	30.5	0.13	2.40	12.7	45.0	1.01	10.5	$34	0.45	3.1	5.0	0.0
Jeffersonville Bancorp	JFBC	$688	11.7	58.9	31.4	0.38	0.52	7.0	60.9	1.71	16.4	$82	1.01	8.6	7.3	3.1
First Berlin Bancorp, Inc.	FTFI	$639	9.9	91.5	27.6	0.46	1.57	11.9	58.3	1.15	11.8	$46	0.73	10.8	6.8	1.2
U & I Financial Corp.	UNIF	$623	12.8	95.4	19.5	1.71	3.29	5.3	40.1	1.20	9.5	$35	0.44	NM	4.8	3.1
Bank of San Francisco	BSFO	$612	11.1	93.7	35.5	0.01	1.61	2.9	54.5	1.15	10.7	$58	0.85	8.9	8.3	0.0
First Resource Bancorp, Inc.	FRSB	$603	7.7	106.4	19.1	0.00	2.66	4.2	63.1	1.09	13.8	$41	0.89	6.2	6.9	0.0
FinWise Bancorp	FINW	$586	26.5	103.5	23.6	4.55	3.72	29.6	55.8	3.54	11.9	$124	0.80	7.8	7.5	0.0
First Bancshares, Inc.	FBSI	$542	9.6	90.0	26.8	0.30	2.06	9.7	59.5	1.34	14.1	$61	1.17	9.6	9.0	1.4
Lumbee Guaranty Bank	LUMB	$520	8.0	42.1	33.7	0.14	1.08	42.0	74.0	1.21	15.7	$34	0.82	5.2	5.8	3.1
Redwood Capital Bancorp	RWCB	$518	8.8	84.4	29.4	0.07	0.47	13.7	62.3	1.36	16.9	$41	0.89	6.6	5.8	1.5
blueharbor bank	BLHK	$430	11.5	95.2	30.5	0.01	1.77	15.5	52.0	1.69	15.5	$59	1.19	10.0	8.5	0.0
Cmty. Bancorp of Santa Maria	CYSM	$392	7.4	67.1	40.3	0.00	0.57	6.3	67.0	1.00	16.0	$23	0.78	5.8	5.7	2.4
Infinity Bancorp	INFT	$305	9.1	77.8	49.5	0.45	1.57	3.3	56.0	1.27	12.6	$26	0.94	24.0	8.1	2.9
CMUV Bancorp	CMUV	$297	11.6	89.3	26.0	0.14	1.76	7.2	50.9	1.42	12.5	$32	0.92	7.0	8.0	2.7

75th Percentile		$631	11.6	72.4	32.5	0.02	0.95	14.6	53.2	1.39	15.6	$60	0.98	9.9	8.0	2.8
Median		$586	9.6	90.0	29.4	0.14	1.61	9.7	58.3	1.21	13.8	$41	0.89	8.2	7.3	1.5
25th Percentile		$474	8.7	95.3	25.7	0.42	2.23	5.8	62.7	1.12	11.8	$34	0.79	6.3	5.8	0.0

Counterparty		$548	15.5	91.8	20.7	3.00	3.29	44.7	65.6	1.55	10.0	$65	0.78	5.7	5.7	0.0

Source: S&P Global Market Intelligence.
Note: Dollars in millions. LTM = Last Twelve Months reported. Market Data as of March 26, 2024.

(1)	NPA / Assets excludes restructured loans from nonperforming assets.
(2)
LTM Core earnings per S&P Global Market Intelligence for peers – defined as net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of held to maturity and available for sale securities, amortization of intangibles, goodwill and nonrecurring items – and for the Counterparty, it’s based on reported net income of $11.2 million less $4.7 million in pre-tax non-recurring items, tax effected at 22.5%, per management guidance.

10.          The disclosure under the heading “The Merger–Opinion of CBNK’s Financial Advisor– Relevant Public Company Analysis – Company” is hereby amended by deleting the table on page 92 of the joint proxy statement/prospectus and replacing it with the following:

													Price /
Company	Ticker	Total Assets ($M)	TCE/ TA (%)	Loans/ Deposits (%)	NIB / Total Deposits (%)	NPAs/ Assets(1) (%)	Cost of Deposits (%)	Fee Inc./ Op. Rev. (%)	Effic. Ratio (%)	LTM Core(2) ROAA (%)	LTM Core(2) ROATCE (%)	Market Cap ($M)	Tangible Book Value (x)	MRQ EPS (x)	LTM EPS (x)	2024E EPS (x)	2025E EPS (x)	Div. Yield (%)
Northeast Bank	NBN	$2,969	11.0	122.6	6.7	1.04	4.13	3.2	41.0	1.88	18.1	$427	1.31	7.4	7.6	--	--	0.1
The First Bancorp, Inc.	FNLC	$2,947	7.3	81.9	11.1	0.07	2.86	20.6	54.2	1.03	14.5	$257	1.21	9.6	8.7	--	--	6.1
PCB Bancorp	PCB	$2,790	10.0	99.0	25.3	0.23	3.36	10.2	59.2	1.20	11.3	$226	0.81	9.7	7.5	9.4	8.8	4.5
Macatawa Bank Corporation	MCBC	$2,749	10.4	55.4	26.6	0.00	1.36	17.9	53.5	1.60	16.4	$324	1.13	8.4	7.5	7.5	7.3	3.8
Unity Bancorp, Inc.	UNTY	$2,579	10.1	112.9	21.8	0.59	2.26	7.5	45.2	1.64	16.3	$278	1.06	7.1	7.1	7.2	6.4	1.9
BayCom Corp	BCML	$2,552	10.8	90.4	30.3	0.48	1.44	6.9	58.5	1.15	10.9	$230	0.86	9.2	8.9	8.9	8.6	2.0
Citizens & Northern Corporation	CZNC	$2,516	8.4	91.8	24.3	0.62	1.71	25.5	69.0	1.04	13.3	$278	1.33	16.2	11.5	11.1	10.1	6.2
Orange County Bancorp, Inc.	OBT	$2,485	6.4	85.7	34.3	0.18	1.26	14.5	56.6	1.22	21.0	$256	1.61	7.9	8.7	8.3	7.7	2.0
Southern States Bancshares, Inc.	SSBK	$2,447	8.1	93.4	21.7	0.04	2.89	5.4	45.8	1.43	17.5	$223	1.12	6.3	7.1	3.6	3.8	1.4
Central Valley Community Bancorp	CVCY	$2,433	6.4	63.2	46.6	0.00	0.88	12.5	61.1	1.11	20.8	$226	1.47	9.6	8.8	12.1	6.8	2.5
ACNB Corporation	ACNB	$2,419	9.5	87.5	26.9	0.14	0.38	20.2	62.1	1.54	17.9	$301	1.34	18.4	9.5	10.5	10.0	3.4
OP Bancorp	OPBK	$2,148	9.0	97.8	28.9	0.28	3.12	18.5	60.2	1.13	13.1	$151	0.78	7.4	6.5	8.1	6.8	4.8
MainStreet Bancshares, Inc.	MNSB	$2,035	8.9	102.1	21.6	0.05	3.59	4.8	62.1	1.38	14.3	$129	0.74	7.3	5.4	8.6	8.1	2.3
Parke Bancorp, Inc.	PKBK	$2,024	14.0	115.1	15.0	0.43	3.43	8.7	35.6	1.83	13.0	$201	0.71	6.3	7.1	--	--	4.3
Oak Valley Bancorp	OVLY	$1,842	8.8	61.6	37.4	0.00	0.56	8.9	54.6	1.64	22.0	$195	1.21	8.4	6.3	--	--	1.9
Middlefield Banc Corp.	MBCN	$1,823	9.1	103.6	28.1	0.60	1.82	10.4	67.6	1.06	12.1	$192	1.18	13.5	11.1	14.5	13.6	3.4
Bank7 Corp.	BSVN	$1,772	9.1	85.6	30.3	1.07	2.80	24.1	38.9	1.70	19.4	$254	1.58	NM	9.1	6.8	7.0	3.0
Virginia National Bankshares Corp.	VABK	$1,646	8.6	77.5	26.5	0.11	1.88	16.6	61.2	1.27	15.9	$157	1.12	12.4	8.2	--	--	4.5
Peoples Bancorp of North Carolina, Inc.	PEBK	$1,636	7.4	78.6	31.1	0.24	1.47	31.6	75.1	1.09	15.1	$151	1.27	11.2	10.0	--	--	2.7
Plumas Bancorp	PLBC	$1,610	8.8	72.1	51.9	0.33	0.35	11.7	48.5	1.80	23.8	$207	1.47	6.9	7.0	7.3	7.1	3.1

75th Percentile		$2,559	10.0	78.3	30.5	0.07	1.33	18.9	47.9	1.64	18.4	$262	1.34	10.4	8.9	10.2	8.8	4.3
Median		$2,426	8.9	88.9	26.7	0.23	1.85	12.1	57.5	1.33	16.1	$226	1.19	8.4	7.9	8.5	7.5	3.0
25th Percentile		$1,838	8.4	99.8	21.8	0.51	2.94	8.4	61.4	1.12	13.2	$195	1.01	7.3	7.1	7.4	6.9	2.0

Company		$2,226	11.4	100.8	32.6	0.72	2.50	14.5	65.9	1.64	14.9	$278	1.09	7.7	7.8	8.3	7.5	1.6

Source: S&P Global Market Intelligence, FactSet.
Note: Dollars in millions. LTM = Last Twelve Months reported. Market Data as of March 26, 2024.

(1)	NPA / Assets excludes restructured loans from nonperforming assets.
(2)
LTM Core earnings per S&P Global Market Intelligence for peers – defined as net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of held to maturity and available for sale securities, amortization of intangibles, goodwill and nonrecurring items.

11.          The disclosure under the heading “The Merger–Opinion of CBNK’s Financial Advisor– Relevant Nationwide Transactions Analysis – Counterparty” is hereby amended by deleting the table on page 94 of the joint proxy statement/prospectus and replacing it with the following:

				Target's Financial Data					Transaction Price /				Core Deposit Prem. (%)	Market Prem. (%)
Acquirer	Target	Announced	Deal Value ($M)	Target's Assets ($M)	TCE/ TA (%)	NPAs/ Assets (%)	LTM(1) ROAA (%)		Tangible Book Value (x)		LTM EPS (x)
First National Corp.	Touchstone Bankshares	3/26/24	$47.3	$659	6.7	0.09	0.25		1.07		29.4		0.6	46.7
Southern States Bancshares Inc	CBB Bancorp	2/28/24	$26.9	$314	7.2	0.00	1.50		1.28		5.8		2.2	--
Dogwood State Bank	Community First Bancorporation	2/1/24	$57.9	$685	7.1	0.10	0.59		1.10		13.7		3.9	46.7
Princeton Bancorp	Cornerstone Financial Corp.	1/18/24	$17.9	$321	7.4	0.14	0.08		0.75		NM		(2.3)	(10.8)
First Busey Corp.	Merchants & Manufacturers Bank	11/27/23	$42.3	$473	8.2	0.00	1.59		1.52		12.9		6.2	--
Glacier Bancorp Inc.	Cmnty Finl Grp (Spokane WA)	8/8/23	$80.6	$754	6.5	0.00	0.96		1.65		10.7		5.6	147.6
LCNB Corp.	Cincinnati Bancorp Inc	5/18/23	$46.2	$305	13.2	0.31	0.47		1.08		32.0		3.8	9.1
Bancorp 34 Inc.	CBOA Financial Inc.	4/27/23	$29.6	$383	8.0	0.37	0.88		0.96		9.0		(0.4)	19.4
Mid Penn Bancorp Inc.	Brunswick Bancorp	12/20/22	$53.9	$382	11.3	0.49	1.08		1.20		13.1		5.4	11.0
Summit Financial Group Inc.	PSB Holding Corp.	12/12/22	$52.8	$594	6.4	0.50	0.73		1.35		12.1		3.2	34.8
First Community Bankshares Inc	Surrey Bancorp	11/18/22	$115.5	$500	11.4	0.45	1.30		2.07		18.1		14.4	83.4
Citizens Financial Services	HV Bancorp Inc.	10/19/22	$67.5	$571	7.2	0.49	0.49		1.55		21.8		5.7	42.6
City Holding Co.	Citizens Commerce Bcshs Inc	10/18/22	$60.5	$354	9.3	0.09	0.92		1.84		20.3		10.2	101.7
TowneBank	Farmers Bankshares Inc.	8/18/22	$58.9	$609	4.8	0.21	0.90		2.06		11.4		6.5	4.2
Bank First Corporation	Hometown Bancorp Ltd.	7/26/22	$123.9	$645	11.1	0.22	1.39		2.11		14.3		12.1	--
SR Bancorp	Regal Bancorp Inc.	7/25/22	$69.5	$492	11.7	0.11	0.70		1.45		22.5		6.3	--
HomeTrust Bancshares Inc.	Quantum Capital Corp.	7/25/22	$67.6	$660	10.2	0.00	2.05		1.58		4.2		4.5	--
Middlefield Banc Corp.	Liberty Bancshares (Ada OH)	5/26/22	$64.4	$437	12.4	0.20	1.03		1.19		13.5		3.1	1.7
Cambridge Bancorp	Northmark Bank	5/23/22	$63.0	$442	12.1	0.00	0.78		1.18		17.9		3.2	--
The First Bancshares	Beach Bancorp Inc.	4/26/22	$116.7	$620	13.1	1.77	0.40		1.54		NM		9.6	--
Bank First Corporation	Denmark Bancshares Inc.	1/19/22	$118.0	$688	9.9	0.37	0.98		1.70		18.1		8.8	56.9
Civista Bancshares Inc.	Comunibanc Corp.	1/10/22	$50.2	$329	9.9	1.11	0.55		1.53		27.6		7.9	59.9

75th Percentile			$69.0	$639	11.4	0.09	1.06		1.63		20.7		7.5	58.4
Median			$59.7	$496	9.6	0.20	0.89		1.48		14.0		5.5	42.6
25th Percentile			$48.0	$382	7.2	0.43	0.56		1.18		11.9		3.2	10.0

Company	Counterparty		$66.5	$548	15.5	3.00	1.55	(2)	1.08	(3)	8.9	(4)	2.0 (5)	(0.7	)(6)

Source: S&P Global Market Intelligence.
Note: Dollars in millions. LTM = Last Twelve Months reported

(1)	S-Corp targets ROAA tax effected at 35%.
(2)	Counterparty ROAA based on LTM core earnings calculated based on reported net income of $11.2 million less $4.7 million in pre-tax non-recurring items, tax effected at 22.5%, per management guidance.
(3)
Tangible common equity at 12/31/2023 adjusted for the ($21.6) million Pre-Closing Distribution of the equity interest in Dogwood State Bank, and an estimated after-tax litigation settlement of ($0.3) million.

(4)	Counterparty LTM Earnings based on reported net income of $11.2 million less $4.7 million in pre-tax adjustments, tax effected at 22.5%, per management guidance.
(5)
Core deposit premium calculated using tangible common equity adjusted for the ($21.6) million Pre-Closing Distribution of the equity interest in Dogwood State Bank and an estimated litigation settlement of ($0.3) million; and deposits less time deposits > $100k.

(6)	Market premium based on Counterparty spot stock price of $27.86 as of 3/26/2024; excludes the ($21.6) million value of the Pre-Closing Distribution of the equity interest in Dogwood State Bank.

12.          The disclosure under the heading “The Merger–Opinion of CBNK’s Financial Advisor– Relevant High ROAA Transactions Analysis – Counterparty” is hereby amended by deleting the table on page 95 of the joint proxy statement/prospectus and replacing it with the following:

				Target's Financial Data					Transaction Price /				Core Deposit Prem. (%)
Acquirer	Target	Announced	Deal Value ($M)	Target's Assets ($M)	TCE/ TA (%)	NPAs/ Assets (%)	LTM(1) ROAA (%)		Tangible Book Value (x)		LTM EPS (x)				Market Prem. (%)
Sound CU	Washington Business Bank	3/11/24	$25.9	$105	14.9	0.00	1.56		1.66		16.4		18.4		27.7
First Busey Corp.	Merchants & Manufacturers Bank	11/27/23	$42.3	$473	8.2	0.00	1.59		1.52		12.9		6.2		--
HomeTrust Bancshares Inc.	Quantum Capital Corp.	7/25/22	$67.6	$660	10.2	0.00	2.05		1.58		4.2		4.5		--
Alerus Financial Corp.	MPB BHC INC.	12/8/21	$88.6	$411	10.0	0.00	1.75		1.97		13.5		14.6		20.2
Friendship Bancshares Inc.	Bank of St. Elizabeth	10/27/21	$33.8	$199	10.3	0.10	1.58		1.67		9.4		8.7		--
Eagle Bancorp Montana Inc.	First Community Bancorp Inc.	10/1/21	$41.3	$377	10.9	0.30	1.60		1.40		7.2		4.1		--
Seacoast Banking Corp. of FL	Sabal Palm Bancorp Inc.	8/23/21	$54.7	$412	8.0	0.00	1.72		1.84		9.0		7.0		--
Seacoast Banking Corp. of FL	Business Bank of Florida Corp.	8/23/21	$28.4	$188	11.1	0.00	1.66		1.34		9.4		4.6		--
United Community Banks Inc.	Reliant Bancorp Inc.	7/14/21	$518.6	$3,098	9.3	0.28	1.62		1.81		10.4		12.1		11.0
Regions Financial Corp.	EnerBank USA	6/8/21	$960.0	$3,109	10.1	0.02	2.52		3.06		12.6		32.6		--
New York Community Bancorp	Flagstar Bancorp Inc.	4/26/21	$2,559.1	$29,449	7.5	0.38	2.24		1.15		4.2		2.2		6.1
Enterprise Financial Services	First Choice Bancorp	4/26/21	$403.9	$2,501	8.6	0.18	1.51		1.89		11.5		10.6		35.0

75th Percentile			$432.6	$2,650	10.4	0.00	1.82		1.85		12.6		12.7		27.7
Median			$61.2	$443	10.1	0.01	1.64		1.67		9.9		7.8		20.2
25th Percentile			$39.4	$332	8.5	0.21	1.59		1.49		8.5		4.5		11.0

Company	Counterparty		$66.5	$548	15.5	3.00	1.55	(2)	1.08	(3)	8.9	(4)	2.0	(5)	(0.7	)(6)

Source: S&P Global Market Intelligence.
Note: Dollars in millions. LTM = Last Twelve Months reported

(1)	S-Corp targets ROAA tax effected at 35%.
(2)	Counterparty ROAA based on LTM core earnings calculated based on reported net income of $11.2 million less $4.7 million in pre-tax non-recurring items, tax effected at 22.5%, per management guidance.
(3)
Tangible common equity at 12/31/2023 adjusted for the ($21.6) million Pre-Closing Distribution of the equity interest in Dogwood State Bank, and an estimated after-tax litigation settlement of ($0.3) million.

(4)	Counterparty LTM Earnings based on reported net income of $11.2 million less $4.7 million in pre-tax adjustments, tax effected at 22.5%, per management guidance.
(5)
Core deposit premium calculated using tangible common equity adjusted for the ($21.6) million Pre-Closing Distribution of the equity interest in Dogwood State Bank and an estimated litigation settlement of ($0.3) million; and deposits less time deposits > $100k.

(6)	Market premium based on Counterparty spot stock price of $27.86 as of 3/26/2024; excludes the ($21.6) million value of the Pre-Closing Distribution of the equity interest in Dogwood State Bank.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to CBNK’s and IFH’s beliefs, goals, intentions, and expectations regarding the proposed transaction and other statements that are not historical facts.

Forward‐looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing, closing and impact of the proposed transaction.

Additionally, forward‐looking statements speak only as of the date they are made; CBNK and IFH do not assume any duty, and do not undertake, to update such forward‐looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward‐looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of CBNK and IFH. Such statements are based upon the current beliefs and expectations of the management of CNBK and IFH and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between CBNK and IFH; the outcome of any legal proceedings that may be instituted against CBNK or IFH; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of CBNK and IFH to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed Merger could have adverse effects on the market price of the common stock of CBNK; the possibility that the anticipated benefits of the proposed Merger will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where CBNK and IFH do business; certain restrictions during the pendency of the proposed Merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the Merger within the expected timeframes or at all and to successfully integrate IFH’s operations and those of CBNK; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed Merger may be lower than expected; IFH’s and CBNK’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by CBNK’s issuance of additional shares of its capital stock in connection with the proposed Merger; effects of the announcement, pendency or completion of the proposed Merger on the ability of IFH and CBNK to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of IFH and CBNK; the effects of inflation on IFH, CBNK and the proposed Merger; the impact of changing interest rates on IFH and CBNK; and the other factors discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of CBNK’s Annual Report on Form 10‐K for the year ended December 31, 2023, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of CBNK’s Quarterly Report on Form 10‐Q for the quarter ended March 31, 2024, and in other reports CBNK files with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

In connection with the proposed Merger, CBNK filed with the SEC a Registration Statement on Form S-4 (File No. 333- 279900) on May 31, 2024, which was amended on June 21, 2024, and declared effective by the SEC on June 25, 2024 (as amended, the “S-4 Registration Statement”). The S-4 Registration Statement includes the joint proxy statement/prospectus, which has been mailed to CBNK’s and IFH’s shareholders.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF IFH AND CNBK AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ THE S-4 REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE S-4 REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFH, CBNK AND THE PROPOSED MERGER. Investors and security holders are able to obtain a free copy of the S-4 Registration Statement, including the joint proxy statement/prospectus, as well as other relevant documents filed by CBNK with the SEC containing information about IFH and CBNK, without charge, at the SEC’s website (http://www.sec.gov).  Written requests for copies of the documents we file with the SEC should be directed to Capital Bancorp, Inc. 2275 Research Boulevard, Suite 600, Rockville, Maryland 20850, Attention: Edward Barry, CEO, telephone: 301-468-8848 or by email to ebarry@capitalbankmd.com.

Participants in Solicitation

IFH, CBNK, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed Merger under the rules of the SEC.  Information regarding CBNK’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 2, 2024, and certain other documents filed by CBNK with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed Merger and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

CAPTIAL BANCORP, INC.

Date:	July 25, 2024	By:	/s/ Edward F. Barry
Edward F. Barry Chief Executive Officer